TSX: EQX NYSE-A: EQX

 NEWS RELEASE

Equinox Gold Produces 564,500 Ounces of Gold in 2023, Reports 155,000 Ounces of Gold Produced in Fourth Quarter

All dollar figures are in US dollars, unless otherwise indicated.

This is a "designated news release" for the purposes of the Company's prospectus supplement dated November 21, 2022, to its short form base shelf prospectus dated November 21, 2022.

January 11, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to report that the Company recorded its strongest production quarter for the year with 155,000 ounces of gold produced in Q4 2023 and achieved consolidated production guidance with total production of 564,500 ounces of gold during 2023. The Company ended the year with approximately $192 million in cash and equivalents.

The 2023 production and cash balance information is preliminary and subject to change. The Company will release its Q4 2023 and audited annual 2023 financial and operating results, along with its 2024 production and cost guidance, in late February.

Greg Smith, President & CEO of Equinox Gold commented: "Strong fourth quarter results capped off a good year for Equinox Gold. With 564,500 ounces of gold produced, we achieved our full-year production guidance. We also continued to advance Greenstone on budget and on schedule. Installation activities were effectively complete at December 31 and commissioning is underway to pour gold in the first half of 2024.

"We ended the year with approximately $192 million in cash and equivalents, $165 million available to draw on our revolving credit facility plus another $100 million undrawn accordion feature, and equity investments with a market value of approximately $123 million."

2023 Production Summary

Production increased during Q4 2023 to 155,000 ounces of gold, the strongest production quarter for the year. Full-year production of 564,500 ounces of gold was within production guidance of 555,000 to 625,000 ounces of gold. Equinox Gold will provide additional discussion and analysis regarding its full year and Q4 2023 production results when the Company reports its audited Q4 2023 and annual 2023 financial and operating results in late February.

	2023 Results [1] (oz of gold)	2023 Guidance (oz of gold)
Mesquite	87,800	80,000 - 90,000
Castle Mountain	20,800	25,000 - 35,000
Los Filos	159,100	160,000 - 180,000
Aurizona	120,600	120,000 - 130,000
Fazenda	66,400	60,000 - 65,000
Santa Luz	57,200	60,000 - 70,000
RDM	52,600	50,000 - 60,000
Total [2]	564,500	555,000 - 625,000

1. Production results are preliminary and subject to change. 2. Totals may not sum due to rounding.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company operating entirely in the Americas. The Company has seven operating gold mines in the USA, Mexico and Brazil, is commissioning a new mine in Canada that is on track to pour first gold in H1 2024, and has a path to achieve more than one million ounces of annual gold production by advancing a pipeline of expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Equinox Gold Contacts

Greg Smith, President & CEO

Rhylin Bailie, Vice President Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Cautionary Notes & Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operating performance; the Company's ability to successfully advance its growth and development projects, including the construction and commissioning of Greenstone and the expansions at Los Filos, Aurizona and Castle Mountain; the strength of the Company's balance sheet, and the Company's liquidity and future cash requirements; the aggregate value of common shares that may be issued pursuant to the at-the-market equity offering program; the potential future offerings of securities under the base shelf prospectus or corresponding registration statement and any prospectus supplement; the timing for release of the Company's audited 2023 financial and operating results; and the timing for release of the Company's production and cost guidance for 2024. Forward-looking statements or information generally identified by the use of the words "will", "achieve", "expect", "advance", "on budget", "on track", "on schedule", "clear path", and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; construction at Greenstone being completed and performed in accordance with current expectations; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries remaining consistent with mine plans;. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company's production and cost estimates; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and Orion; the failure by Bear Creek to meet its payment commitments to the Company; and those factors identified in the Company's MD&A dated February 21, 2023 for the year-ended December 31, 2022, in the Company's MD&A dated October 31, 2023 for the three and nine months ended September 30, 2023, and its most recently filed Annual Information Form, all of which are available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.